FOR IMMEDIATE RELEASE

                CARL ICAHN ISSUES OPEN LETTER TO SHAREHOLDERS OF
                              OSHKOSH CORPORATION

New  York,  New  York,  January  6,  2012
Contact:  Susan  Gordon  (212)  702-4309

Carl Icahn today issued the following open letter to shareholders of Oshkosh
Corporation:

Dear Fellow Oshkosh Shareholders,

The Oshkosh Annual Meeting will take place Friday, January 27, 2012. Your vote is important as Oshkosh is at a CRITICAL JUNCTURE and I believe that my six director nominees have the necessary skills, experience and objectivity to help fix the problems at Oshkosh. I think CHANGE IS NECESSARY and crucial for the future success of Oshkosh.

In a recent letter from the Oshkosh Chairman and from the CEO, the company argues that they should be supported due to a 3-year total shareholder return of 45%. I find this to be absurd since during this time period the total enterprise value of Oshkosh decreased by approximately $500 million, from $3.1 billion to $2.6 billion.(1)

Additionally, I am not sure why this management team feels that their past stock performance is an attribute for which they are owed loyalty, considering Oshkosh was trading at $35 per share at the start of 2011 and now trades in the low $20s. The company is also one of the worst performing among its peers in terms of stock performance over the past five years, and the worst in terms of 2012 projected earnings growth.

The board feels that it is useful to list all of the actions they have taken "In the face of unprecedented market challenges" without mentioning their current dire situation in terms of falling profitability and low share price. They have curiously focused on items that are old news such as:

     - "Achieved the #1 or #2 brands in virtually all of its markets" - though this has not changed for years and was primarily accomplished by acquisitions.

     - "Developed innovative, profitable products like the M-ATV" - which is now at the end of its production cycle.

     - "Reduced debt by approximately $2 billion" - We believe this debt never should have been incurred in the first place. It was used to fund the acquisition of a company whose earnings subsequently went to zero. Management then had to seek waivers under this debt to avoid a potentially disastrous default. Management is now asking for shareholders to be grateful that they have paid down this debt.

     - "Cut approximately $200 million in costs in fiscal 2009" - IT IS NOW FISCAL 2012.

______________________
(1) Total enterprise value of approximately $3.1 billion as of December 31, 2008 is based on total net debt of approximately $2.432 billion as of December 31, 2008 and market capitalization of approximately $662 million (based on the closing stock price on December 31, 2008). Total enterprise value of approximately $2.6 billion as of December 31, 2011 is based on total net debt of approximately $631.5 million as of December 31, 2011 and market capitalization of approximately $1.95 billion (based on the closing stock price on December 31, 2011).

I believe this is one of the major problems with the incumbent management and board; they are congratulating themselves for actions taken in the past rather than addressing challenges the company faces in the present and future.

The board has suggested that I confirmed at a meeting with management that I do not understand the defense business. This only confirms my belief that they did not understand me in the first place. Irrespective of any apparent miscommunication, there is one thing I do understand about the defense business
- defense contractors should charge their customers a price in excess of their cost which is a concept that seems to me to be lost on the Oshkosh board and management given the recent experience with the FMTV contract.

The board is also alleging that I have provided no substantive ideas to enhance shareholder value. After reviewing the details surrounding the MOVE strategy, I firmly believe that their strategy provides no substantive ideas to proactively enhance shareholder value. To put it differently, I believe that their strategy represents the same "wait and see" approach to a recovery which the board has been implementing for years. Shareholders deserve a real plan to deliver value TODAY centered on the following:

     - Immediately explore alternatives for JLG to reallocate capital to debt reduction, returning capital to shareholders and providing opportunities to pursue a more active acquisition strategy surrounding core businesses. -

     - Capitalize on a weak economy by consolidating existing niche businesses and entering new synergistic product lines rather than waiting to see how the economy progresses.

     - Aggressively seek small acquisitions and joint venture opportunities in core product areas to develop a comprehensive international growth strategy.

     - Position the company to participate in coming defense industry consolidation as both a buyer and/or a seller.

     - Integrate and restructure existing operations to maintain profitability, and if the current management is not willing or capable of executing such a restructuring, finding a management team that will.

I believe that my nominees have excellent operational and financial qualifications and that their experience would be extremely beneficial to Oshkosh and its shareholders to move this company to develop a value enhancing strategy.

I urge shareholders to VOTE THE GOLD CARD FOR ALAPONT, GUSTAFSON, INTRIERI, KRONGARD, MERKSAMER AND NINIVAGGI to send a message to the company and deliver the necessary change to take Oshkosh into the future. If you have already voted the white card, you can still change your vote by now VOTING THE GOLD card.

Sincerely,

Carl C. Icahn





     IF YOU HAVE ANY QUESTIONS ABOUT HOW TO VOTE YOUR SHARES OR REQUIRE ANY ASSISTANCE IN EXECUTING YOUR PROXY, PLEASE CALL THE FIRM ASSISTING US IN THE
                            SOLICITATION OF PROXIES:

                             D.F. KING & CO., INC.
                  SHAREHOLDERS CALL TOLL-FREE:  (800) 659-5550
                BANKS AND BROKERS CALL COLLECT:  (212) 269-5550

ON DECEMBER 15, 2011, THE PARTICIPANTS (AS DEFINED BELOW) FILED A DEFINITIVE PROXY STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN, A.B. KRONGARD, VINCENT J. INTRIERI, SAMUEL MERKSAMER, JOSE MARIA ALAPONT, DANIEL A. NINIVAGGI, MARC F. GUSTAFSON, ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II L.P., ICAHN PARTNERS MASTER FUND III L.P., HIGH RIVER LIMITED PARTNERSHIP, HOPPER INVESTMENTS LLC, BARBERRY CORP., ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP, AND BECKTON CORP. (COLLECTIVELY, THE "PARTICIPANTS") FROM THE SHAREHOLDERS OF OSHKOSH CORPORATION FOR USE AT ITS 2012 ANNUAL MEETING OF SHAREHOLDERS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY IS AVAILABLE TO SHAREHOLDERS OF OSHKOSH CORPORATION FROM THE PARTICIPANTS AT NO CHARGE AND IS ALSO AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV OR BY CONTACTING D.F. KING & CO., INC. BY TELEPHONE AT THE FOLLOWING NUMBERS:
SHAREHOLDERS  CALL  TOLLFREE:  (800) 6595550 AND BANKS AND BROKERAGE FIRMS CALL:
(212)  2695550.